December 31, 2014

Catherine Gordon

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Ms. Gordon:

On October 17, 2014, Advisers Preferred Trust (the "Registrant"), on behalf of its series the QES Credit Long/Short Strategy Fund (the "Fund"), filed Post-Effective Amendment Number 24 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On December 2, 2014, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Under the section entitled "Principal Investment Strategies," please remove, clarify or further define the reference to Fund performance being only "slightly" correlated to the convertible bond universe.

Response.

The Registrant has further defined slightly to include "less than 25%" correlated to the convertible bond universe.

Comment 2.

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Under the section entitled "Principal Investment Strategies," please provide a definition of "non-traditional bond fund."

Response.

The Registrant has amended disclosures to include a definition of non-traditional bond fund as "a fund which does not expect to generate substantially all its returns from interest income."

Comment 3.

Under the section entitled "Principal Investment Strategies," clarify or further define the reference to Fund investments designed to "track the aggregate U.S. convertible bond universe" to specify whether track[ing] refers to securities, returns or both.

Response.

The Registrant has amended disclosures to clarify that track refers to returns and not securities held by the Fund.

Comment 4.

Under the section entitled "Principal Investment Strategies," further specify which derivatives will be principally employed and amend related risk disclosures accordingly.

Response.

The Registrant has amended disclosures to state that futures and swaps will be the primary derivatives employed and that options will be employed to a lesser extent.  The Registrant has amended related risk disclosures for consistency with the strategy amendments.

Comment 5.

Under the section entitled "Liquidity Program," please amend disclosures to state that during periods of low market liquidity, fees paid to ReFlow may be higher.

Response.

The Registrant amended disclosures to state that during periods of low market liquidity, fees paid to ReFlow may be higher, but cannot be meaningfully estimated.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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